Exhibit 99.1

HONORABLE GEORGE ALLEN JOINS NXT ENERGY SOLUTIONS ADVISORY BOARD

CALGARY, ALBERTA, January 13, 2015 - NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX-V:SFD; US OTC:NSFDF) advises that the Honorable George Allen has joined its independent Advisory Board to assist in business development initiatives, with a focus on the United States of America.

George Allen served as Governor of the Commonwealth of Virginia from 1994 to 1998, and as US Senator from 2001 to 2007.  Gov. Allen currently is Co-chair of the Competitiveness Initiative for the National Association of Manufacturers, Reagan Ranch Presidential Scholar for the Young America's Foundation,  Ambassador of the Ass'n for Passive Optical LAN technology, and serves on several boards, including Armada Hoffler (AHH: NYSE), Nano Risk Assessment, Inc., and the National Ass'n for Jobs and Innovation.  In 2009 he launched the American Energy Freedom Center, whose mission includes promoting American jobs, economic prosperity and competition in the development and use of America’s vast energy resources.

Allen stated "I have been familiar with NXT Energy's environmentally-friendly SFD® technology for a number of years.  I admire and value innovative technological advancements, particularly ones such as SFD® which has the potential to positively impact oil and gas exploration economics and can enhance American strategic energy independence.  I look forward to working with the NXT Energy team to inform responsible energy leaders about the attributes of aerially-derived SFD® geophysical data analysis to rapidly identify areas with the best exploration prospectivity.”

George Liszicasz, President and CEO of NXT Energy, noted “we are excited to have Gov. George Allen join us, and look forward to drawing on his broad experience and network of contacts.   There are vast under-explored conventional markets onshore and offshore that can benefit from the use of our proprietary survey technology, especially in remote and environmentally sensitive areas such as Alaska, the Arctic, and the US offshore eastern seaboard.”

The Advisory Board of NXT Energy includes geoscientists and other independent professionals whose experience is drawn on to assist in advancing industry awareness and use of the Company’s proprietary Stress Field Detection ("SFD®") aerial survey system.  On the Advisory Board, Hon. George Allen will join Dr. George Iusco (Repsol), Professor Arief Budiman (University of Calgary) and Professor Cleveland Jones (University of Rio de Janeiro, Geology).

In addition, NXT advises that it has granted a total of 556,066 incentive stock options (“Options”) to employees and advisors, including 260,000 granted to one Officer of the Company.  In addition, a total of 55,000 Options have been granted to the members of NXT Energy’s Board of Directors as part of their total compensation payable for the six month period ended December 31, 2014.  All 611,066 of the  Options are being granted under NXT Energy’s Stock Option Plan, will have an exercise price of $1.35, and a five year term to expiry on January 9, 2019.  Entitlement to exercise 506,066 of the Options will vest 1/3 per year over a three year period, 50,000 Options will vest 1 year from the grant date, and the remaining 55,000 Options vest at the grant date.

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT are described in its most recent MD&A for the year ended December 31, 2013 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

For further information, please contact:

Greg Leavens	George Liszicasz
V-P Finance & CFO	President & CEO
NXT Energy Solutions Inc.	NXT Energy Solutions Inc.
(403) 206-0805	(403) 206-0800
www.nxtenergy.com

Investor Relations
kin communications inc
(604) 684-6730 / 1-866-684-6730
sfd@kincommunications.com
www.kincommunications.com

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